

September 30, 2010

Mr. Marc Benioff
Chairman of the Board and Chief Executive Officer
saleforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, California 94105

     **Re:**    **salesforce.com, inc.**
               **Form 10-K for the Fiscal Year Ended January 31, 2010**
               **Filed March 11, 2010**
               **File No. 001-32224**

Dear Mr. Benioff:

We have reviewed your letter dated July 21, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 2, 2010.

Q1 FY 2011 Salesforce.com, Inc. Earnings Conference Call, May 20, 2010

1.     We have reviewed your response to prior comment 8 and continue to have concerns with your discussion of cash flow per share in light of the prohibition in Item 100(b) of Regulation G and the Commission's views articulated in Accounting Series Release No. 142. Based on subsequent telephone conversations, we understand that you will no longer provide these measures when discussing your results. Please confirm in writing whether our understanding is correct.

You may contact the undersigned at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Patrick Gilmore
Accounting Branch Chief